UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 4, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 4, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for December 2015 at 39,973 units

Key Highlights:

  LCVs witnessed a growth of 11% in December 2015, bucking recent trends
  M&HCVs continued to grow by 2% in December 2015
  Company's exports grew by 15% in December 2015

Mumbai, January 01, 2016:Tata Motors continued to witness year-on-year growth in the M&HCV segment in December 2015, with a growth of 2%. Total sale of Tata Motors passenger and commercial vehicles (including exports) were at 39,973 vehicles, lower by 4%, over 41,734 vehicles, sold in December 2014. The domestic sale of Tata commercial and passenger vehicles for December 2015 were at 35,416 nos. lower by 6% over 37,776 vehicles sold in December 2014.

Cumulative sales (including exports) for the fiscal at 364,946 nos., higher by 1% over 362,986 vehicles, sold last year.

Commercial Vehicles

In commercial vehicles, while M&HCV sales continued to grow at 12,673 nos., higher by 2%, over December 2014, the Light & Small Commercial Vehicle sales has witnessed growth at 14,674 nos., higher by 11% over December 2014, thus increasing the overall commercial vehicles sales for Tata Motors in the domestic market by 6%, at 27,347 nos., in December 2015, compared to 25,736 nos in December 2014. LCV growth has come after many months, and if sustained, could see return of growth in this segment, albeit on a low base.

Cumulative sales of commercial vehicles in the domestic market for the fiscal are at 227,655 nos., lower by 3% over last year. Cumulative LCV sales are at 118,797 nos., a decline of 18% over last year, while M&HCV sales at 108,858 nos., were higher by 22%, over last year.

Passenger Vehicles

In December 2015, Tata Motors passenger vehicles sales were at 8,069 nos., decline of 33%, compared to 12,040 nos. The wholesales of passenger cars in December 2015 were lower by 31% at 6,900 nos., compared to 9,956 nos., in December 2014 and the UV sales declined by 44% at 1,169 nos., in December 2015.

Last year, in the anticipation of increase in excise, effective 1st of January 2015, the sales in December 2014 increased unusually. Hence, this year the sales have been impacted due to a high base effect.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 96,390 nos., higher by 5% over last year.

Exports

The company's sales from exports were 4,557 nos., in December 2015, higher by 15% compared to 3,958 vehicles in December 2014. The cumulative sales from exports for the fiscal are at 40,901 nos., were higher by 12%, over 36,626 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.